U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 2-96455-LA

                                WATER CHEF, INC.

                 (Exact name of business issuer in its charter)


               DELAWARE                                  86-0515678
     (State or other jurisdiction of      I.R.S. Employer Identification Number
     incorporation or organization)

                        14555 N. Scottsdale Rd. Ste. 220
                           Scottsdale, Arizona 85254
                                 (602) 991-4534

  (Address, including zip code, and telephone number, including area code, of registrant's executive offices)

          Securities registered pursuant to Section 12(b) of the Act:
Securities to be registered pursuant to 12(b) of the Act:                  None

Securities to be registered pursuant to 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE

                                (Title of Class)

                                WATER CHEF, INC.

                          ANNUAL REPORT ON FORM 10-KSB

                          YEAR ENDED DECEMBER 31, 1998

                                TABLE OF CONTENTS

PART I                                                                     PAGE

         ITEM 1.       BUSINESS                                               2
         ITEM 2.       PROPERTIES                                             7
         ITEM 3.       LEGAL PROCEEDINGS                                      8
         ITEM 4.       SUBMISSION OF MATTERS TO VOTE                          8

PART II

         ITEM 5.       MARKET FOR COMMON EQUITY AND RELATED                   8
                       STOCKHOLDER MATTERS.

         ITEM 6.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF                9
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         ITEM 7.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.          10

         ITEM 8.       CHANGES IN AND DISAGREEMENTS WITH                     11

                       ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                       DISCLOSURE.

PART III

         ITEM 9.       DIRECTORS AND EXECUTIVE OFFICERS OF THE               11
                       REGISTRANT.

         ITEM 10.      EXECUTIVE COMPENSATION.                               13

         ITEM 11.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL              14
                       OWNERS AND MANAGEMENT.

         ITEM 12.      RELATED PARTY TRANSACTIONS                            15

PART IV

         ITEM 13.      EXHIBITS AND REPORTS ON FORM 8-K.

SIGNATURES

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                                     PART I

ITEM I.  BUSINESS

OVERVIEW

Water Chef, Inc. (the "Company"), is a Delaware Corporation design, manufacturing and marketing company engaged in the manufacture and marketing of water dispensers and purification equipment through the use of its equipment, patents and other assets and its 55% owned joint venture, Tianjin Tahoe Cooler Co., Ltd. (the "Joint Venture") in the Republic of China.

The Company designs and markets its products primarily to capitalize on the growing demand for pure water dispensing appliances, which is driven by the increasing market for purified water.

The market growth for bottled water is at a 10% per year rate.

In the water market, WaterChef offers three lines of products designed to make available purified water in the home, in offices, retail stores, and residential areas. These are water dispensers (commonly called coolers) small filter systems, and village water systems. The units have a capacity of between 6 & 5,000 gallons per day.

Because of this increasing demand for purified water, the Company believes that it is positioned to experience growth as a result of the patented features that have been incorporated into its products, in addition to their design and presentation.

DEVELOPMENT OF THE COMPANY

As a result of the transaction discussed below, on July 14, 1993 the Board of Directors approved a name change from Auto Swap U.S.A., Inc. to Water Chef, Inc.

The company was incorporated under Arizona law in 1985, but was subsequently merged into a Delaware corporation in 1987. Prior management had operated and sold several enterprises, including the last enterprise disposed of in March 1993.

Pursuant to a Merger Agreement and Plan of Reorganization between the Company and Water Chef, a Nevada corporation ("Water Chef-Nevada") dated June 4, 1993 ("the Agreement"), the Company issued 3,800,000 shares of its common stock to Water Chef-Nevada's three stockholders, in exchange for all issued and outstanding common stock of Water Chef-Nevada. The common stock issued represented 62% of the issued and outstanding shares of its common stock after the merger. In connection with this transaction, Water Chef-Nevada's officers and its director became officers and a director of the Company. This resulted in Water Chef-Nevada's officers and director, and directors appointed by Water Chef-Nevada, controlling the Company's day-to-day operations.

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In  accordance  with  Accounting  Principles  Board  Opinion  No.  16, the Water
Chef-Nevada acquisition has been accounted for as a reverse acquisition. The historical financial statements prior to June 4, 1993 are those of Water Chef-Nevada (Water Chef-Nevada was formed on January 25, 1993, therefore, no financial statements are presented for the Company prior to that date). For financial statement presentation purposes, the Company is considered to be the predecessor.

PRODUCTS AND TECHNOLOGY

In May 1993, the Company began the construction of a facility to produce TAHOE(R) "Traditional" model water dispensers in which the bottle of water rests upside down on top of the dispenser cabinet with its neck protruding downward into the cabinet. The first production occurred in July 1993. In November 1993 the Company also began limited production of its TAHOE(R) "New Century" model in which the bottle rests inside of and on the bottom of the dispenser cabinet, with the neck upwards.

The Company's present models are or will be equipped with various combinations of tepid, cool, hot and carbonated water. In February 1994, the Company entered into an agreement (the "Agreement") to form a joint venture, Tianjin Tahoe Cooler Co., Ltd. to establish and operate a facility to manufacture the Company's TAHOE(R) Series I (Infinity) water coolers in the People's Republic of China. The Company's contribution to the Joint Venture, in which it has a 55% interest, was in the form of machinery and other equipment in the approximate value of $144,000 (based on the price of the equipment supplied by the Company to the joint venture), $140,000 cash and design and technology with an agreed upon value of $156,000. The Joint Venture commenced limited parts production in May 1996, and the first significant import of finished product and parts kits for assembly in Havre, Montana occurred in the second half of 1997.

The Agreement also calls for a transfer of certain advanced production technology from the Company to the Joint Venture and the payment of royalties by the Joint Venture to Water Chef, Inc. for sales in the China Market. The transfer of technology agreement is for a term of 15 years.

In addition to the above, the Company has entered into a Distributor Agreement with the Joint Venture, whereby the Company becomes the exclusive sales and distribution company of products manufactured by the Joint Venture for all parts of the world except the People's Republic of China, Taiwan and Hong Kong.

As a result of the formation of the joint venture, a new design water dispenser using updated technology and advanced composite materials was designed in the United States and tooled by the Joint Venture in the Republic of China. The molds are owned by the Joint Venture. All plastic parts for the Infinity model dispenser are sourced from China and finished goods and parts kits for United States assembly are shipped to WaterChef's Havre facility to meet market needs in the U.S. and assigned export markets. Standard models will be assembled and shipped directly from China to meet market needs. Variations of this product line will be assembled and sold int the

China Bloc.  Licensees of WaterChef will also buy parts from the Joint Venture.

The Company also produces custom water filtration systems for installation in various models of the Series I (Infinity) series of water coolers. Such systems are connected directly to the water supply of the premises in which the cooler is located, thus eliminating the need for the use of bottled water. This same purification system can be used for an under counter installation where cooling or heating of the water is not required.

The Company through its acquisition of Natural Water Systems, Inc. (acquired December 1995) offers a line of shower filters, counter top filters and under-counter filter products.

MANUFACTURING FACILITIES

The Company's manufacturing facilities are located in Havre, Montana, and Tianjin, China. The Company's U.S. manufacturing facilities consist of two buildings - Plant 1 is 18,800 sq. ft. and Plant 2 is 35,000 sq. ft. Plant 1 is owned by the Company. Plant 2 is leased at $0.10 per sq. ft. for 10 years. The 27,000 sq. ft. manufacturing facility in Tianjin, China is leased by the Joint Venture.

The Company's water dispensers include a one year warranty, requiring the Company to repair or replace, at its option, all defective parts on such products. The refrigeration system included in the coolers includes a 5 year limited warranty which is provided by the manufacturer of the system.

MARKETS AND COMPETITION

Based on market studies conducted by others, the Company estimates that approximately 750,000 water dispensers were produced in 1997 in the United States. The water dispenser market in 1998 grew to about $135 million with a 10% per year growth rate. There are three privately-owned companies which the Company estimates account for approximately 75% of these sales. The Company will be at a competitive disadvantage with these companies as they are better financed, have greater depth of management and have established channels of distribution for their products.

The traditional market for water dispensers has been the bottled water companies, which lease the water dispensers to their customers for use in connection with delivery of the bottle water companies' products, and coffee service businesses, which provide coffee and other hot drink appliances to offices and frequently provide water dispensers and purified water as well.

Sales of the Company's products to the small water companies and coffee service companies are presently made through direct sales and independent sales representatives in the United States who are paid on a commission basis. A new market that has recently developed in the "water store," which is a retail store that sells purified water and water dispensers directly to consumers.

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Sales of water  dispensers by water stores have increased as consumers  elect to purchase, rather than lease, a water dispenser. Further, mass merchandisers such as The Home Depot and Sam's are entering the market. The Company's line of Infinity WaterChef water dispensers was designed to be user friendly with styling along appliance lines. This and other features make the line attractive to mass merchandisers who are expected to sell a significant share of water dispensers over the next five years.

The Company, via its acquisition of Natural Water Systems, has entered the lifestyle products market. The product lines are shower filters, counter-top and under-counter filters and purifiers and water coolers. Market data shows that over 12 million of these products were sold in 1998, mostly through mass merchandising outlets. The public is becoming aware of the need for these products and increasing the purchases about 11% per year.

WaterChef began the development of its Village Water Center product in 1997, responding to the world-wide need for an affordable, local solution for the potable water needs of smaller populations in emerging economies. Development and advanced engineering continued into 1998 and a systems patent application was filed in October, 1998.

In June 1997, the Company received a memorandum of understanding from a Philippine Building Contractor to provide water center systems for a series of low-income housing developments. The product is designed to produce 5,000 gallons per day of purified water. The Philippine government agency, PITC, was appointed as Water Chef's sales representative. Although the need for housing and water systems persists Water Chef to date has received no purchase order for this project.

In 1998, Washington D.C. based Counterpart International selected Water Chef's Village Water Center as the potable water system for its planned housing development in the Phillippines.

Originally planned for 1999, the project has not yet begun.

As part of the Company's licensing program to gain access to otherwise restricted markets for the Company's products, a licensee agreement was signed with a Philippine company and a company in India. Both licensees have ordered limited quantities from the Company's Joint Venture in the Republic of China. Neither licensee is expected to meet established sales targets.

BACKLOG

Because of the Company's practice to immediately fill water dispenser orders for shipment in the U.S. there is no significant backlog.

RAW MATERIALS

The Company believes that there are alternative sources of supply for most of the materials used in manufacturing its products. Some of these materials, however, must be obtained from foreign suppliers, which subjects the Company to the risks inherent in obtaining materials from foreign sources, including supply interruptions. The Company's suppliers are adequately meeting the requirements of the Company.

PATENTS

The Company owns and holds eight patents that are or will be used in connection with the manufacture of its water dispensers. The issued patents, two of which expire in 2006, three of which expire in 2007, and three in 2008 cover such items as the designs for cabinets for the "new Century" water dispenser, certain methods of providing carbonated water through a water cooler, and the refrigeration unit for the water dispensers which features the use of ice as a thermal storage medium to extend the peak draw capacity of a water dispenser, e.g., the number of cups of cold water that may be drawn from the water coolers in an hour. There can be no assurance that any of its issued patents will afford protection against a competitor or that any patents issued to the Company could not be designed around or invalidated. In addition, the Company has filed for patent protection for its Village Water Center (October, 1998).

There can be no assurance that any application of the Company's technologies will not infringe patent or proprietary rights of others or that licenses, which might be required for the Company's processes or products, would be available on favorable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by the Company, or, if instituted, that such challenge will not be successful. The cost of litigation to uphold the validity of a patent and prevent infringement can be substantial and may have a material adverse effect on the Company's financial position.

SEASONALITY

The Company expects to experience seasonal fluctuations in the level of sales in the North American market for water dispensers. In particular, the Company anticipates that the first and, to a lesser extent, the fourth calendar quarters will be characterized by lower sales, due to the winter season. As the international market grows, the Company expects these seasonal fluctuations to be offset in part by sales in foreign markets, such as Australia, that experience their summer season while North America is experiencing its winter season. Further, the Company is seeking retail outlets in the U.S. whose sales are not as seasonal as the bottled water companies.

Large purification systems such as Village Water Systems and point-of-use water dispensers have very little seasonal variation. Shower filters and counter top filter products are gift type items which typically results in about 40% of their sales in the 4th calendar quarter.

RESEARCH AND DEVELOPMENT

Product design is coordinated from Glen Head, New York and accomplished by engineering personnel in New York, Havre, Montana and Tianjin, People's Republic of China.

All of the Company's products have been designed to offer the broadest appeal to the markets they serve.

ENVIRONMENTAL LIABILITY

The Company's manufacturing process does not generate any hazardous waste in its operations.

INSURANCE

The Company maintains a $1,000,000 umbrella liability policy, in addition to a $2,000,000 general and product liability policy which covers the manufacture and marketing of its products. The

Company believes its insurance coverage to be adequate.

EMPLOYEES

The Company (as of December 31, 1998) employed a core of two management personnel in the Havre, Montana plant. The number of hourly personnel employed on the production line fluctuates with demand schedules.

The Company (as of December 31, 1998) employed five people in its headquarters operations, of whom one is engaged in management, three in administration, sales and marketing and one in operations and engineering management.

The Company believes that its relations with its employees are good. The Company also believes there is a sufficient number of persons available at prevailing wage rates in or near Havre, Montana that should expansion of its production require additional employees, they would be readily available. The Company has no collective bargaining agreement with any of its employees.

ITEM 2.  PROPERTIES

The company's manufacturing facilities are located in Havre, Montana and at the Tianjin, Tahoe Joint Venture facility located at Electronic Park, Tianjin Economic and Technology Development Zone, Tianjin, People's Republic of China.

At year end, 1998, the Company owned an 18,800 square foot facility which is leased to the BIG Equipment Co. LLC and leased a 35,000 square foot facility from unrelated third parties in which all production activities are located.

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ITEM 3.  LEGAL PROCEEDINGS

The Company was involved in no significant legal proceedings in 1998.

ITEM 4.  SUBMISSION OF MATTER TO VOTE

No matters were submitted to the shareholders for vote during 1998.

                                     PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER

               MATTERS.

PRICE RANGE OF COMMON STOCK

Trading activity with respect to common stock, and the fact that certain shares of common stock have been registered under the Exchange Act which may be and are traded in the over-the-counter market, should not of itself be deemed to constitute an "established trading market." A public trading market having the characteristics of depth, liquidity and orderliness, depends upon the existence of market-makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company has no control.

The Company's common stock was included on NASDAQ under the symbol SWAP, until July 31, 1992. Subsequent to that date, the common stock has been quoted through the NASD "Electronic Bulletin Board" under the symbol WTER.

The chart below sets forth the range of high and low bid prices for the Company's common stock based on closing transactions during each specified period as reported by the National Quotation Bureau, Inc. The prices reflect inter-dealer prices without retail mark-up, mark-down, quotation or commission and do not necessarily represent actual transactions.

1996                                             HIGH                      LOW

First Quarter                                    .11                       .08
Second Quarter                                   .10                       .06
Third Quarter                                    .34                       .09
Fourth Quarter                                   .25                       .10



1997                                              HIGH                      LOW

First Quarter                                    .23                       .10.5

Second Quarter                                   .29                       .14
Third Quarter                                    .28                       .11.5
Fourth Quarter                                   .39                       .13

1998

First Quarter                                    .21                       .10
Second Quarter                                   .13                       .10
Third Quarter                                    .04                       .07
Fourth Quarter                                   .03                       .01

1999

First Quarter                                     .02                       .01
Second Quarter                                    .02                       .17
Third Quarter                                     .04                       .08
Fourth Quarter                                    .03                       .07


ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS.

INTRODUCTION

Water Chef, Inc. (the "Company") is a manufacturing and marketing company engaged in the manufacture and marketing of water dispensers and purification equipment, patents and other assets of its wholly-owned subsidiary, Water Chef (a Nevada Corporation) ("Water Chef Nevada").

DEVELOPMENT OF THE COMPANY

Pursuant to a Merger Agreement and Plan of Reorganization between the Company and Water Chef-Nevada dated June 4, 1993 ("the Agreement"), the company issued 3,800,000 shares of its common stock to Water Chef-Nevada's three stockholders, in exchange for all issued and outstanding common stock of Water Chef-Nevada. The common stock issued represented 62% of the issued and outstanding shares of its common stock after the merger. In connection with this transaction, Water Chef-Nevada's officers and it director became officers and a director of the Company. This resulted in Water Chef-Nevada's officers and director, and directors appointed by Water Chef-Nevada, controlling the Company's day-to-day operations.

In accordance with Accounting Principles Board Opinion No. 16, the Water Chef-Nevada acquisition has been accounted for as a reverse acquisition. The historical financial statements prior to June 4, 1993 are those of Water Chef-Nevada which was formed on January 25, 1993.

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For financial statement  presentation  purposed, the Company is considered to be the predecessor.

RESULTS OF OPERATIONS

REVENUES FOR THE FISCAL YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997 were $238,548 AND $242,678 respectively. Revenues decreased $4,130 or 2%, from the earlier period.

Cost of sales decreased from $204,465 in 1997 to $176,233 in 1998, a decrease of $28,232, or 14%. Gross margins improved to 26% in 1998 compared to 16% in 1997 primarily caused by improved product mix and productivity gains.

Selling, general and administrative expenses for fiscal 1998 were $1,021,355 as compared to $1,638,365 for fiscal 1997. The decrease of $617,010, or 38%, was primarily due to lower compensation and related expenses. The Company also reduced its advertising and promotion expense and business travel expenses in 1998 as compared to 1997.

The loss from continuing operations was $1,409,671 in 1998 compared to a loss of $2,388,334 in 1997, a reduction of $978,633, or 41%, which was primarily attributable to the above factors.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998 the Company had a stockholder's deficit of $5,084,000 and a working capital deficit of $5,542,000.

In 1997 the Company, in a private placement under Rule 4(2) of the SEC sold 10,000,000 shares of Common Stock to an Officer and Director for an aggregate price of $1,500,000.

In 1998 the Company, in private offerings under Rule 4(2) of the SEC sold 2,077,770 shares of Common Stock to two Officers and a Consultant for an aggregate value of $207,777.

Management intends to restructure its existing debt and to raise additional capital through future issuances of stock and/or debentures to finance the growth of the Company.

Management is presently in active discussion with its major lenders with a view toward negotiating the restructuring of the existing debt.

ITEM 7.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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ITEM 8.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON
     ACCOUNTING AND FINANCIAL DISCLOSURE

None

                                    PART III

ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

At year-end 1998 the Company's Directors and Executive officers are:

NAME                          AGE           POSITION(S) WITH COMPANY

David A. Conway               57            Director, Chairman, President, and
                                            Chief Executive Officer

John J. Clarke                57            Director

Richard P. Farkas             75            Director

Rudolf W. Schindler           46            Vice President Marketing & Sales

Thomas J. Smith               46            Sr. Vice President of Operations


DAVID A. CONWAY

Was elected to the Board in July of 1997 and joined the Company as President and CEO in early 1998. Previous experience includes President and CEO of a privately held public relations and marketing company; Director and Vice President, Administration of KDI Corporation, a NYSE conglomerate until taken private by management; Vice President Administration, Keene Corporation and earlier positions with Goldman Sachs & Co. and CBS, Inc. Mr Conway holds undergraduate and graduate degrees from Fordham University and is listed in Who's Who in American Business.

JOHN J. CLARKE

Jack Clarke is co-founder of Baldwin & Clarke Corporate Finance, Inc. and Baldwin & Clarke Capital Markets, Inc. and a principal and co-founder of The Baldwin & Clarke Companies, a diversified financial services organization made up of five independent companies. Jack has a broad industry background with special emphasis on banking, healthcare and manufacturing. He

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is a registered  securities  principal of the National Association of Securities
Dealers.

A graduate of Northeastern University, Jack is a founding Director of two New Hampshire commercial banks, a principal of several substantial commercial real estate ventures and has served as a trustee and member of a number of non-profit and civic organizations.

RICHARD P. FARKAS

Founder  and  Chairman  of  IMC  Corporation,  Inc.  an  international  business
consultancy   providing   broad  based  business   services  to   multi-national
corporations.

Mr. Farkas is a graduate of Princeton and Yale Universities, attended New Jersey Law School and served as a line officer in the U.S. Navy for four years.

After holding a number of corporate executive and operating positions with international companies such as Owens Illinois, ACF Industries, American
Standard and Westvaco, Mr. Farkas acquired, and later sold, a major paper products company.

In addition to WaterChef, Mr. Farkas currently serves on the boards of Arista Insurance Company, Environmental Solutions, Inc. and T.A. Lehman Corporation.

RUDOLF W. SCHINDLER

Vice President Sales and Marketing - Joined WaterChef, Inc. in September of 1998 after making a significant investment in the Company. Prior to WaterChef he served as Executive Vice President and CEO of Stocko Connectors Corp., a subsidiary of a leading European connector manufacturer for the appliance industry since 1995. He served as Director of Sales and Marketing for Stocko in the U.S. for 5 years and prior to that, 9 years as Manager, Special Projects and application engineer for Schenck, the world leading manufacturer of vibrations technology equipment. He hold an MS in Mechanical Engineering from the Technical University of Darmstadt, Germany and an MBA from Adelphi University.

THOMAS J. SMITH

Senior Vice President - Joined WaterChef in May 1998, after making a significant investment in the Company. He has an extensive background in Operations, Engineering and Project Management at large and small companies in a variety of industries. From 1988 to 1998 he was Executive Vice President/COO, Director and major shareholder of CSM Systems, Inc. a manufacturer of capital equipment for the air handling and air pollution control industries. Before that, he was Project Manager at Engelhard Corporation and previous to that he was a Process Engineer for Colloids, Inc. (now part of Rhone Poulenc). Mr. Smith holds a B.S. in

Chemical Engineering from Newark College of Engineering.

ITEM 10.  EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION

Name                  Year   Salary   Bonus   Non - Cash            Total
Principal Position                           Compensation        Compensation

David A. Conway       1998  $150,000    0         0                $150,000

DIRECTORS' COMPENSATION

Directors of the Company do not receive compensation for serving as members of the Company's Board of Directors. All directors are reimbursed for their expenses in attending meetings of the Board.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

The Company's Amended and Restated Certificate of Incorporation and Bylaws eliminate in certain circumstances the liability of Directors of the Company for monetary damages for breach of their fiduciary duty as Directors. This provision does not eliminate the liability of a Director (i) for breach of the Director's duty of loyalty to the Company or its stockholders; (ii) for acts of omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption; (iv) for transactions from which the Director derived an improper personal benefit; or (v) for any act or omission occurring prior to the effective date of the Amended and Restated Certificate of Incorporation.

The Company's Amended and Restated Certificate of Incorporation provides generally for indemnification of the Directors and Officers to the full extent permitted under Delaware law, and permits indemnification for all other persons whom the Company is empowered to indemnify.

The Company's Bylaws provide that the Company may indemnify, to the fullest extent permitted under Delaware law, any person, including officers and directors, with regard to any action or proceeding.

The Company believes that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act, those provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

ITEM 11.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

                    MANAGEMENT

Set forth below is information as of December 31, 1999, concerning stock ownership of all persons known by the Company to own beneficially 5% or more of the issued and outstanding common stock of the Company, all Directors, the Executive Officers, and all Directors and Executive Officers of the company as a group based on the number of shares of common stock issued and outstanding as of the date of this Offering Memorandum. For purposes of the Memorandum, beneficial ownership is defined in accordance with the Rules of the Securities and Exchange Commission and generally means the power to vote and/or dispose of the securities regardless of any economic interest.

Name and Address of                         Number of Shares of Voting                  Percentage of
BENEFICIAL OWNER OF SHARES                  STOCK BENEFICIALLY OWNED (1)                CLASS/TOTAL VOTING

David A. Conway            (2) (3)          3,333,334 Common                                     9.5%
c/o Water Chef, Inc.                        6,936,666 Preferred E                                87.0%
1007 Glen Cove Ave.                                                                     % of Total Voting
Glen Head, NY 11545                                                                              23.8%

John J. Clarke                              433,334 Common                                       1.2%
c/o Baldwin & Clarke Corp. Finance                                                      % of Total Voting
116B South River Road                                                                            1.0%
Bedford, New Hampshire 03110

Richard P. Farkas                           250,000                                              __
IMC, Inc.
121 Highway #38
West Long Branch, NJ 07764

Rudolf W. Schindler (4)                     1,166,666 Common                                     3.3%
c/o WaterChef, Inc.                         1,000,000 Preferred E                                         12.6%
1007 Glen Cove Avenue                                                                   % of Total Voting
Glen Head, NY 11545                                                                              5.0%

All Executive Officers and                  5,183,334 Common                                     14.8%
Directors as a Group       (5)              7,936,666 Preferred E                                100%
(Four -4- Persons)                                                                      % of Total Voting
                                                                                                 30.4%

(1) All shares of Voting Stock are comprised of Common Stock and Preferred Class E, with full voting rights and convertible into Common at the discretion of the Company.

(2) Includes 2,666,666 Preferred E Shares held by affiliates and 3,333,334 Shares of Common held in an IRA Trust.

(3) 6,666,666 Shares of Preferred E and 3,333,334 Shares of Common held by Mr. Conway and affiliates are subject to anti-dilution provisions to insure that said shareholders maintain 32.6% ownership of the Total Voting Shares.

(4) 1,000,000 Shares of Preferred E held by Mr. Schindler are subject to anti-dilution provisions to insure that the shareholder maintains ownership of 2.46% of the Total Voting Shares.

(5) Does not include Officers or Directors of the Company who were not such as of the date of record.

ITEM 12.  RELATED PARTY TRANSACTIONS

None.

                                WATER CHEF, INC.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report ....................................           F-2

Balance Sheet  . ................................................           F-3

Statements of Operations ........................................           F-4

Statements of Stockholders' Deficit..............................           F-5

Statements of Cash Flows ........................................           F-6

Notes to Financial Statements ...................................    F-7  - F-14

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Water Chef, Inc.
Glen Cove, New York

                  We have audited the accompanying balance sheet of Water Chef, Inc. as of December 31, 1998 and the related statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Water Chef, Inc. as of December 31, 1998 and the results of their operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

                  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred operating losses of approximately $1,409,000 and $2,568,000 in 1998 and 1997, respectively. Additionally, the Company had a working capital and capital deficiency of approximately $5,542,000 and $5,084,000 at December 31, 1998. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in
Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                          /s/Feldman Sherb Horowitz & Co., P.C.
                                             Feldman Sherb Horowitz & Co., P.C.
                                             Certified Public Accountants

November 8, 1999
New York, New York

                                 WATER CHEF INC.

                                  BALANCE SHEET

                                DECEMBER 31, 1998


                                     ASSETS

CURRENT ASSETS:
     Cash ......................................................   $      7,994
     Accounts receivable .......................................          8,050
     Inventories ...............................................        220,316
     Other current assets ......................................          3,867
                                                                  --------------
        TOTAL CURRENT ASSETS ...................................        240,227

PROPERTY, PLANT & EQUIPMENT ....................................        279,045

INVESTMENT IN JOINT VENTURE ....................................        125,941

INTANGIBLE AND OTHER ASSETS ....................................         52,967
                                                                  --------------
                                                                   $    698,180
                                                                  ==============
                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Notes payable .............................................   $  3,540,249
     Accounts payable ..........................................      1,105,197
     Accrued expenses ..........................................        626,154
     Preferred dividends payable ...............................        341,206
     Loan payable-shareholder ..................................        169,413
                                                                  --------------
        TOTAL CURRENT LIABILITIES ..............................      5,782,219
                                                                  --------------

STOCKHOLDERS' DEFICIT:
     Preferred stock, $.001 par value; 10,000,00 shares authorized;
        8,082,166 shares issued and outstanding ................          8,082
     Common stock, $.001 par value; 40,000,000 shares authorized;
        32,339,015 shares  issued and outstanding ..............         32,339
     Additional paid-in capital ................................      7,103,507
     Treasury stock, 4,400 common shares, at cost ..............         (5,768)
     Accumulated deficit .......................................    (12,222,199)
                                                                  --------------
        TOTAL STOCKHOLDERS'  DEFICIT ...........................     (5,084,039)
                                                                  --------------
                                                                   $    698,180
                                                                  ==============




                       See Notes to financial statements.

                                WATER CHEF INC.

                            STATEMENTS OF OPERATIONS




                                                  Years Ended December 31
                                             ---------------------------
                                                    1998           1997
                                             ------------ --------------
NET SALES .................................  $    238,548 $      242,678
                                             ------------ --------------
COSTS AND EXPENSES:
     Cost of sales ........................       176,233        204,465
     Selling, general, and administrative .     1,021,355      1,638,365
     Depreciation and amortization ........        57,387         75,344
     Interest expense .....................       233,075        242,122
     Write-down of inventories ............          --          345,007
                                             ------------ --------------
                                                1,488,050      2,505,303
                                             ------------ --------------
Loss before equity in loss of joint venture    (1,249,502)    (2,262,625)
Equity in loss of joint venture ...........      (160,169)      (125,709)
                                             ------------ --------------
Loss from continuing operations ...........    (1,409,671)    (2,388,334)

Loss from discontinued operations .........          --         (180,261)
                                             ------------ --------------
Net loss ..................................    (1,409,671)    (2,568,595)
                                             ------------ --------------
Preferred stock dividends .................      (108,300)      (108,300)
                                             ------------ --------------
Net loss applicable to common stock .......  $ (1,517,971)$   (2,676,895)
                                             ============ ==============

Basic and diluted loss per common share:

     Loss from continuing operations ......  $      (0.05) $       (0.09)

     Loss from discontinued operations ....          --            (0.01)

     Preferred stock dividends ............          --             --
                                             ------------ --------------
Net loss per common share-basic and diluted  $      (0.05) $       (0.10)
                                             ============ ==============
Weighted average common shares outstanding     33,257,256     27,366,321
                                             ============ ==============





                       See notes to financial statements.
                                       F-4

                                Water Chef, Inc.
                       Statements of Stockholders' Deficit


                                                                                        Additional            Retained
                                             Preferred Stock         Common Stock       Paid-in    Treasury   Earnings
                                             Shares   Amount     Shares      Amount     Capital     Stock     (Deficit)     Total
                                          ---------- -------- -----------  --------  ----------- -------- ------------- ------------
BALANCE - JANUARY 1, 1997 ...............    142,500  $   142  18,250,496  $ 18,250  $ 3,704,919 $ (5,768)$ (8,027,333) $(4,309,790)

    Shares issued for:
       Cash .............................      3,000        3  10,655,000    10,655    1,326,593                  --      1,337,251
       Services .........................       --       --     4,839,663     4,840      622,877                  --        627,717
       Extinguishment of Debt ...........       --       --     1,291,078     1,291      668,425                  --        669,716
    Preferred stock dividend ............       --       --          --        --           --                (108,300)    (108,300)
    Net Loss ............................       --       --          --        --           --       --     (2,568,595)  (2,568,595)
                                          ---------- -------- -----------  --------  ----------- -------- ------------- ------------
BALANCE - DECEMBER 31, 1997 .............    145,500      145  35,036,237    35,036    6,322,814   (5,768) (10,704,228)  (4,352,001)


    Exchange of common to preferred stock  7,936,666    7,937  (7,936,666)   (7,937)        --       --           --           --
    Shares issued for:
       Cash .............................                --     2,077,778     2,078      205,700     --           --        207,778
       Services .........................                --       270,000       270       47,730     --           --         48,000
       Extinguishment of Debt ...........                --     2,891,666     2,892      527,263     --           --        530,155
    Preferred stock dividend ............                --          --                     --       --       (108,300)    (108,300)
    Net Loss ............................       --       --          --        --           --       --     (1,409,671)  (1,409,671)
                                          ---------- -------- -----------  --------  ----------- -------- ------------- ------------
BALANCE - DECEMBER 31, 1998 .............  8,082,166  $ 8,082  32,339,015  $ 32,339  $ 7,103,507 $ (5,768)$(12,222,199)$ (5,084,039)
                                          ========== ======== ===========  ========  =========== ======== ============= ============

                       See notes to financial statements.
                                       F-5

                                 WATERCHEF INC.

                            STATEMENTS OF CASH FLOWS



                                                        ------------------------
                                                         Year ended December 31,
                                                        ------------------------
                                                            1998         1997
                                                        ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss ....................................... $ (1,409,671) $(2,568,595)
     Adjustments to reconcile net income to net cash
        used in operating activities
           Depreciation and amortization ............       57,387       75,344
           Issuance of shares for services ..........       48,000      627,717
           Loss on disposal of discontinued operation         --        141,355
           Equity in loss of joint venture ..........      160,169      125,709

     Change in assets and liabilities
        Accounts receivable .........................       86,779      (54,064)
        Inventories .................................      205,644     (141,132)
        Other assets ................................       26,263       (1,523)
        Accounts payable and accrued expenses .......       (9,820)     452,074
                                                        ----------    ----------
     CASH USED IN OPERATING ACTIVITIES ..............     (835,249)  (1,343,115)
                                                        ----------    ----------


CASH FLOWS USED IN INVESTING ACTIVITIES
     Purchase of property, plant and equipment ......       (5,693)        (366)
                                                        ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Increase in notes payable ......................      468,622        6,284
     Increase in loan payable - shareholder .........      169,413         --
     Proceeds from sale of common stock .............      207,778    1,337,250
                                                        ----------    ----------
        CASH PROVIDED BY FINANCING ACTIVITIES .......      845,813    1,343,534
                                                        ----------    ----------

NET INCREASE IN CASH ................................        4,871           53

CASH - Beginning of year ............................        3,123        3,070

                                                        ==========    ==========
CASH - end of year .................................. $      7,994  $     3,123
                                                        ==========    ==========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the year for:
        Interest .................................... $         -   $        --
                                                        ==========    ==========
        Income taxes ................................ $         -   $        --
                                                        ==========    ==========

     Non-cash financing and investing activities:

        (1)    Common stock issued for debt                530,155      669,716
        (2)    Common stock issued for services             48,000      627,717




                       See notes to financial statements.
                                       F-6

                                WATER CHEF, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

1.       THE COMPANY

         Water Chef, Inc. (The "Company"),  is a Delaware Corporation  currently
         engaged  in  the  design  and   marketing  of  water   dispensers   and
         purification equipment both in the United States and internationally.

         In June 1993, the Company issued 3,800,000 common shares in exchange for all of the outstanding shares of Water Chef, a Nevada Corporation, thus acquiring the water purification and dispensing business and net assets of Water Chef (Nevada).

         In February 1994, the Company formed Tianjin Tahoe Cooler Co., Ltd. ("Tianjin Tahoe") a joint venture with Tianjin Electronics & Instruments Import and Export Corporation ("TEIIEC") for the purpose of manufacturing certain Company designed water coolers in Tianjin, Peoples Republic of China.

         In December 1995, the Company issued one million shares of common stock to acquire Natural Water Systems, Inc., a company producing and marketing a variety of water filters.

         Such activities were discontinued in 1997.

2.       GOING CONCERN

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses of $1,409,000 and $2,568,000 for the years ended December 31, 1998 and 1997. Additionally, the Company had a working capital and a total capital deficiency of $5,542,000 and $5,084,000 at December 31, 1998. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters include restructuring its existing debt, raising additional capital through future issuances of stock and or debentures and ultimately developing a viable business. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. INVENTORIES - Inventories are stated at the lower of cost (average) or net realizable value.

         B. PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of seven to thirty years.

         C. INVESTMENT IN JOINT VENTURE - The Company is unable to exercise economic control over the joint venture's operations, and accordingly, the investment is carried at equity in the financial statements.

         D. INTANGIBLE ASSETS - Patents and trademarks are amortized ratably over five to fourteen years.

         E. STOCK-BASED COMPENSATION - The Company accounts for stock transactions in accordance with APB No. 25, "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company adopted the pro forma disclosure requirements of SFAS 123.

         F. WARRANTIES - The Company provides limited warranties of one year on its coolers and five years on its compressors. No reserve for future warranty costs has been provided due to limited sales volume.

         G. REVENUE RECOGNITION - Revenues are recognized when products are shipped and collectibility is reasonably assured.

         H. INCOME TAXES - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         I. LOSS PER SHARE - Basic loss per share was computed using the weighted average number of outstanding common shares. Diluted per share amounts when applicable include the effect of dilutive common stock equivalents from the assumed exercise of options and warrants.

         J. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements.

                  Actual results could differ from those estimates.

         K. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of the financial instruments reported in the balance sheet approximate their fair market value due to the short-term maturity of these instruments.

         L. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS - The Company has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). The standard requires, among other things, that entities identify events or changes in circumstances which indicate that the carrying amount of a long-lived asset may not be recoverable.

                  The Company has adopted SFAS 130, Reporting Comprehensive Income, which establishes a standard for reporting and displaying comprehensive income and its components within the financial statements. The above standards had no significant effect on the Company's financial position or results of operations.

4.       RECEIVABLES

         Certain customer receivables are factored without recourse with respect to credit risk. Factored receivables at December 31, 1998 were $6,317. An allowance for losses was provided for known and potential losses arising from quality claims and for customers not factored based on a review of these accounts. The allowance for such losses was $12,661 at December 31, 1998.

5.       INVENTORIES

         Inventories consisted primarily of parts and supplies which, at December 31, 1998, amounted to $220,316.

6.       INVESTMENT IN JOINT VENTURE

         In February 1994, the Company formed Tianjin Tahoe "Cap" Cooler Co., Ltd. ("Tianjin Tahoe") a joint venture with Tianjin Electronics & Instruments Import and Export Corporation ("TEIIEC") for the purpose of manufacturing certain Company designed water coolers in Tianjin, Peoples Republic of China. The Company contributed $440,000, inclusive of cash, machinery and equipment and engineering designs in exchange for a fifty-five percent interest in the joint venture. Limited production commenced in May 1996. The first significant importation of finished products and parts kits occurred in 1997.

         The agreement calls for a transfer by the Company of certain advanced production technology to the joint venture in exchange for royalties on sales made by the joint venture to the China market for a term of fifteen years. The Company also has a distribution agreement with the joint venture whereby the Company is the exclusive sales agent for products manufactured by the joint venture. The exclusive territory covers all parts of the world, except the People's Republic of China, Taiwan and Hong Kong.

         The Company is unable to exercise economic control over the joint venture's operations, and accordingly, the investment is carried at equity which, at December 31, 1998, was $125,941.

7.       PROPERTY PLANT AND EQUIPMENT

         At December 31, 1998, property, plant and equipment consisted of the following:

Land and building                                          $            300,000
Machinery and equipment                                                 278,888
Furniture, fixtures and equipment                                       102,036
                                                             ------------------
                                                                        680,924

Less: accumulated depreciation                                          401,879
                                                             ------------------
                                                           $            279,045
                                                             ==================

         Depreciation of property, plant and equipment in 1998 and 1997 was $51,463 and $69,533, respectively.

8.       INTANGIBLE AND OTHER ASSETS

         At December 31, 1998, intangible and other assets consisted of the following:

Patents and trademarks, less accumulated

amortization of $29,678                                $                 48,505
Deposits                                                                  4,462
                                                             ------------------
                                                       $                 52,967
                                                             ==================

         Amortization of patents and trademarks in 1998 and 1997 was $5,924 and $5,811, respectively.

9.       NOTES PAYABLE

Mortgage payable - Hill County, Montana, interest payable at 5% per annum; the loan is secured by real property located in Havre,

Montana; amounts due inclusive of $30,000 interest were:                                $         330,000
Notes payable - Bear Paw Development  Corporation of Northern Montana,  interest payable at 5% per annum;  the loans are secured by the  general  assets of Water
Chef, Inc; amounts due inclusive of

$294,200 interest were:                                                                         1,755,155
Notes payable - U.S. Small Business  Administration,  interest  payable at 9.75%
per annum;  the loan is secured by real property  located in Havre,  Montana and additionally by certain machinery,  equipment,  furniture, fixtures, receivables and inventory.  A former officer has personally guaranteed the loan; amounts due
inclusive of $58,851 interest were:                                                               442,068

Bridge loan - unsecured, interest payable at 12% per annum;
amounts due inclusive of $26,250 interest were:                                                   401,250
Loans payable - other - unsecured, interest ranging from 10% to

12% per annum - amounts due inclusive of $125,888 interest were:                                  611,776
                                                                                        -----------------
                                                                                  $             3,540,249
                                                                                        =================

         All of the above notes are in default and, accordingly, are due and payable on demand. Management, with the forbearance of the noteholders, intends to restructure the debt and is currently in the process of formulating a plan for submission to the various creditors.

10.      ACCRUED EXPENSES

         At December 31, 1998, accrued expenses were as follows:

Payroll                                              $            418,858
Property taxes                                                     52,139
Rent                                                               18,664
Other                                                             136,493
                                                       ------------------
                                                     $            626,154
                                                       ==================



11.      PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of preferred stock, issuable in series with rights, preferences, privileges and restrictions as determined by the board of directors.

         At December 31, 1998, outstanding preferred shares were as follows:

                                           Shares                  Amount

                                     ------------------       -----------------
Series A                                        52,500 $                    52
Series D                                        93,000                      93
Series E                                     7,936,666                   7,937
                                     ------------------       -----------------
                                             8,082,166 $                 8,082
                                     ==================       =================

         SERIES A:

         The Series A preferred stock provides for a 10% cumulative dividend, based on the $10 per share purchase price, payable annually in the Company's common stock or cash, at the Company's option. The Series A preferred stock is not convertible, and is callable by the Company at a price of $11 per share.

         SERIES D:

         The Series D preferred stock provides for a 12% cumulative dividend, based on the $5 per share purchase price, payable twice annually in the Company's common stock or cash, at the Company's option. The Series D preferred stock is not convertible, and is redeemable at the Company's option.

         SERIES E:

         The Series E preferred stock is convertible into common stock on a one for one basis, at the option of the Company and provides voting rights to its holders. No interest or dividends are payable to such holders. In May 1998, the Company issued 7,936,666 Series E preferred shares to an officer in exchange for a like number of common shares.

         At December 31, 1998, dividends in arrears on the Series A and Series D preferred shares were $202,606 and $138,600, respectively.

12.      WARRANTS

         All outstanding warrants issued prior to 1997 have expired as of December 31, 1998. The Company issued 3,083,338 warrants in 1997 in connection with private placements. The warrants entitle the holders to a like number of common shares if exercised prior to May 2002 as follows: 750,000 warrants are exercisable at $0.30 each through June 30, 1999 and

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



         2,333,338 warrants are exercisable at $0.15 each through May 2002.

13.      STOCK OPTIONS

         In 1994, the Company instituted a stock option plan which is available to selected directors, officers, employees and consultants of the Company ("Participants").

         The  term of each  option  is ten  years  from  the  date of grant or a shorter term as determined by the Stock Option Committee (the "Committee"). The exercise price is determinable by the Committee and cannot be less than 110% of the fair market value of the shares on the date of the grant. The terms, conditions and restrictions of the options are determinable by the Committee as of the date of grant.

         Options to purchase up to 75,000 shares of common stock at $0.10 per share were granted to two employees prior to 1997. Such options remain unexercised at December 31, 1998 and expire in the year 2002.

14.      MAJOR CUSTOMERS

         Sales to a single customer approximated 15% and 38% in 1998 and 1997, respectively.

15.      LEASES

         The Company is obligated under leases for its manufacturing and administrative facilities located in Havre, Montana and Glen Cove, New York. The leases expire in June 2004 and September 2001, respectively. Rent expense for 1998 and 1997 were $28,270 and $64,972.

         Minimum annual lease payments are as follows:

Year Ending
December 31,

----------------------
1999                    $                58,291
2000                                     59,556
2001                                     55,129
2002                                     39,000
2003                                     39,000
2004                                     19,500
                              -----------------
                        $               270,476
                              =================

16.      INCOME TAXES

         The following is a reconciliation of income taxes and amounts computed using the U.S. Federal statutory rate and the effective tax rate for the years ended December 31, 1998 and 1997:

                                                                       1998                    1997
                                                                -----------------        -----------------
Pre-tax loss                                              $             1,409,000  $             2,568,000
                                                                -----------------        -----------------
Tax benefit at Federal statutory rate (35%)                               493,000                  899,000
Temporary differences                                                    (56,000)                 (61,000)
Tax benefit not recognized                                              (437,000)                (838,000)
                                                                -----------------        -----------------
Taxes per financial statements                            $                     -  $                     -
                                                                =================        =================

         The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this standard, the Company records as an asset its net operating loss carryforward ("NOL") based upon current tax returns, and establishes a valuation allowance to the extent of any NOL which will not be utilized in the foreseeable future. At this time, the Company cannot reliably predict future profitability. Accordingly, the deferred tax asset has been reduced in its entirety by the valuation allowance. As of December 31, 1998, the Company had net operating loss carry forwards of approximately $10,500,000 expiring variously through 2013.

         A significant portion of these carry forwards may be subject to limitations on annual utilization due to "equity structure shifts" or "owner shifts" involving "5 percent stockholders" (as defined in the Internal Revenue Code), which resulted in more than a 50% change in ownership.

                                      F-14